Exhibit 21.1

List of Subsidiaries

Entity:	Jurisdiction of Incorporation or Organization

Instinet Group, Incorporated	Delaware
Instinet, LLC	Delaware
Lynch, Jones and Ryan, Inc.	Delaware
Inet ATS, Inc.	Delaware
Instinet Clearing Services, Inc.	Delaware
Instinet International Corporation	Delaware
Instinet Group, LLC	Delaware
Instinet Europe Limited	United Kingdom
Instinet Global Services Limited	United Kingdom